Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

06012591

7 April 2006 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2006 APR 17 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification - Silchester
2. 2006 Q1 Trading Update and Appointment of Chief Executive

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

dlw 4/17

Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:59 28-Mar-06
Number	5326A

Michael Page
INTERNATIONAL

RNS Number:5326A
Michael Page International PLC
28 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NAME	NUMBER
Northern Trust Co.	18,385,251

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

28/3/06

11) Date company informed

28/3/06

12) Total holding following this notification

18,385,251

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

5.45%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification 28/3/2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	07:00 06-Apr-06
Number	0802B

Michael Page
INTERNATIONAL

6 April 2006

2006 FIRST QUARTER TRADING UPDATE
AND
APPOINTMENT OF CHIEF EXECUTIVE

2006 FIRST QUARTER TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports first quarter gross profits of £79.1m, an increase of 31.9% over the £59.9m recorded in the first quarter of 2005.

In the UK, first quarter gross profits were £36.6m, 22.9% up on the first quarter of 2005 (£29.8m), with growth across all disciplines and sectors.

In Continental Europe, first quarter gross profits were £28.0m, 45.3% up on the first quarter of 2005 (£19.3m). In France, the region's largest business, the quarterly growth rate continued to strengthen, driven largely by permanent placement activity.

In Asia Pacific, first quarter gross profits were £9.8m, 17.7% up on the first quarter of 2005 (£8.4m). As anticipated the growth rate in Australia was impacted by the loss of momentum following the implementation of a new IT system in 2005. However, as envisaged, activity levels in the Australian business have improved throughout the first quarter.

In The Americas, first quarter gross profits were £4.6m, 83.7% up on the first quarter of 2005 (£2.5m).

In the first quarter the Group repurchased and cancelled 2.85m shares at an average price per share of 316p. Also during the first quarter 9.1m new shares were issued following the exercise of share options by employees.

Commenting on the first quarter trading, Steve Ingham, Chief Executive, said:
"Our first quarter performance this year has been outstanding. The internal issues in Australia are now largely behind us and our investment plans are progressing well. Whilst mindful of the fact that in 2005 Easter fell in March, I am delighted with our growth rates around the world."

APPOINTMENT OF CHIEF EXECUTIVE

The Company announced on 16 December 2005 that Terry Benson would stand down as Chief Executive at the AGM in May 2006 and would be succeeded by Steve Ingham. The handover of responsibilities to Steve Ingham has progressed smoothly during the first quarter and he has now been appointed Chief Executive with immediate effect. Terry Benson has today resigned as a director of Michael Page International plc and will retire from the Group at the end of April 2006.

Commenting on the appointment of Steve Ingham as Chief Executive, Sir Adrian Montague, Chairman said:
"The handover of the Chief Executive's responsibilities has been smoothly accomplished and it has been collectively agreed that the handover should now be formally concluded by appointing Steve Ingham as Chief Executive. We all wish Terry well in his retirement."

Enquiries:

Michael Page International plc
Steve Ingham Chief Executive 01932 264144
Stephen Puckett Finance Director 01932 264144

Financial Dynamics
David Yates/Susanne Walker 0207 269 7291

END

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